EXHIBIT 3
                    SECOND MODIFICATION AGREEMENT

     THIS MODIFICATION AGREEMENT (this "Agreement") is made as of the ___ day of August, 1999, by and between JAMES E. ACRIDGE, a resident of Arizona ("Acridge"), and LANTY L. SMITH, a resident of North Carolina ("Smith").

                            Recitals:

     Reference is made to the Stock Option Agreement dated June 21, 1999, between Acridge and Smith (the "Stock Option Agreement").

     Acridge and Smith desire to amend the Stock Option Agreement to revise the exercise date and termination date of the Option Granted thereunder, upon the terms and conditions hereinafter set forth.

     NOW THEREFORE, in consideration of the foregoing recitals, the mutual covenants hereinafter contained and other good and valuable consideration, the parties hereto agree as follows:

     1. Section 1 of the Stock Option Agreement. Section 1 of the Option Agreement shall be amended by deleting such Section in its entirety and substituting therefor the following:

     "1. Grant of Option. Subject to the terms and conditions set forth herein, Acridge hereby grants to Smith the option to purchase from Acridge, as herein more specifically stated (the "Option"), at a price of $10 5/8 per share, determined on the basis of the closing price of the common stock of Giant Industries on the New York Stock Exchange on June 18, 1999 (the "Option Price"), all, but not less than all, of the Pledged Stock, as identified on Exhibit A hereto, subject to adjustment as provided herein. Such Option may be exercised at any time after the earliest of (i) November 22, 1999; (ii) the execution by Giant Industries of a letter of intent, agreement or other document with respect to a transaction or series of transactions relating to a corporate reorganization or other fundamental event that would lead to the delisting of the capital stock of Giant on the New York Stock Exchange; or (iii) the occurrence of an "Event of Default" as that term is defined in the Stock Pledge Agreement. This Option shall expire on November 22, 2000, except as provided in Section 2 hereof, or as otherwise agreed in writing by the parties hereto. Until the Option expires or is exercised, Acridge agrees that he shall not sell, assign, transfer, make a gift of, donate, pledge or otherwise encumber or dispose of any of the shares of the Pledged Stock, other than pursuant to the Stock Pledged Agreement."

     Acridge hereby confirms, ratifies and reaffirms the option to purchase the Pledged Stock (as defined in the Stock Option Agreement) granted by Acridge to Smith pursuant to the terms of the Stock Option Agreement.

     2. Effect of Amendment; No Waiver. Each of Acridge and Smith acknowledge and agree that, except as modified hereby, all of the terms and provisions of the Stock Option Agreement shall remain in full force and effect. Smith's acceptance of this Agreement shall in no way affect any other obligations of Acridge to Smith.

     3. Merger. This Agreement is the sole agreement between the parties with respect to the subject matter hereof and supersedes all other agreements, written or oral, between the parties as to the subject matter hereof.

     4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

     IN WITNESS WHEREOF, the parties have caused this Modification Agreement to be duly executed, under seal, as of the day and year first above written.


                                 /s/ JAMES E. ACRIDGE      (SEAL)
                                 __________________________
                                 James E. Acridge


                                 /s/ LANTY L. SMITH        (SEAL)
                                 __________________________
                                 Lanty L. Smith